AETHER HOLDINGS, INC.

110 CHARLTON STREET, UNIT RET B

NEW YORK, NEW YORK 10014

TELEPHONE: (347) 726-8898

June 3, 2026

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Aether Holdings, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-288788

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aether Holdings, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-288788), together with the exhibits and amendments thereto, which was initially filed with the Commission on July 18, 2025 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, William N. Haddad of Venable LLP at (212) 503-9812 or Arif Soto of Venable LLP at (212) 503-0874.

Very truly yours,

AETHER HOLDINGS, INC.

By:	/s/ Nicolas Lin
Nicolas Lin
Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Arif Soto, Venable LLP